EXHIBIT 12.1

	Visteon Corporation and Subsidiaries
	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	(in millions)
	Successor					Predecessor
	Year Ended	Year Ended	Year Ended	Year Ended	3 Months Ended	9 Months Ended
	December 31	December 31	December 31	December 31	December 31	September 30
	2014	2013	2012	2011	2010	2010
Earnings
Income/(loss) before income taxes, non-controlling interest, discontinued operations	$261	$902	$336	$307	$150	$818
Earnings of non-consolidated affiliates	(15)	(213)	(226)	(168)	(41)	(105)
Cash dividends received from non-consolidated affiliates	17	187	104	47	—	12
Fixed charges	58	64	63	61	17	177
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(59)	(38)	(21)	(7)	(2)	(6)
Earnings	$262	$902	$256	$240	$124	$896

Fixed Charges
Interest and related charges on debt	$37	$46	$48	$46	$14	$166
Portion of rental expense representative of the interest factor	21	18	15	15	3	11
Fixed charges	$58	$64	$63	$61	$17	$177

Ratios
Ratio of earnings to fixed charges	4.49	14.19	4.09	3.95	7.17	5.06